Orange 21 Inc. 2070 Las Palmas Drive Carlsbad, CA 92009 PH: (760) 804-8420 FX: (760) 804-8442 www.orangetwentyone.com

Via Edgarlink and Overnight Delivery

October 18, 2007

Lynn Dicker

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

Washington, D.C. 20549

Re:	Orange 21 Inc.

Form 10-K for the year ended December 31, 2006 filed April 17, 2007

Form 10-Q for the quarter ended June 30, 2007 filed August 14, 2007

File No. 0-51071

Dear Ms. Dicker:

This letter is being filed by Orange 21 Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated October 5, 2007 (the “Comment Letter”) regarding the Company’s above-referenced periodic reports.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall the meanings assigned in the above-referenced periodic reports.

Form 10-K for the year ended December 31, 2006

Note 1. Organization and Significant Accounting Policies, page 50

1.	We note your revised revenue recognition policy disclosures included under “Critical Accounting Policies and Estimates.” Please revise future filings to include your updated revenue recognition policy in the notes to your financial statements in accordance with APB 22 and Rule l0-01(a)(5) of Regulation S-X.

Response: The Company’s future fillings will include the updated revenue recognition policy in the notes to the financial statements in accordance with the Staff’s comment.

Note 17. Business Acquisitions, page 74

2.	Please refer to prior comment 8. We note the inclusion of the audited financial statements and pro forma financial information for the acquisition of LEM in your 2005 Form 10-K. However, such disclosures do not exempt you from the requirement to report this acquisition under Item 2.01 of Form 8-K. Please prepare and file this document to EDGAR.

Response: In accordance with our counsel’s discussion with the Commission, the Company will not file a Form 8-K reporting its acquisition of LEM because all of the information required to be reported under Item 2.01 of Form 8-K, including without limitation, audited financial statements and unaudited pro forma financial statements for LEM, was included in the Company’s annual report on Form 10-K for the year ended December 31, 2005.

3.	We note the disclosure on page 12 that an independent appraisal was utilized to identify and estimate the fair value of the intangible asset acquired. While in future filings management may elect to take full responsibility for valuing the intangible asset, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response: The Company will address the concerns raised by the Staff’s comment in future filings.

Form 10-Q for quarter ended June 30, 2007

Item 4. Controls and Procedures, page 22

4.	Please refer to prior comment 10. We note your statement that your “controls and procedures are designed to provide a reasonable assurance of achieving (y)our objectives.” Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response: The Company will include the changes requested by the Staff’s comment in future filings.

Any comments or questions should be directed to Jerry Collazo, CFO, at (760) 444-9782 or by fax at (760) 804-8442 with a copy to the Company’s outside counsel, Christopher Forrester, Morrison & Foerster LLP at (858) 720-5110 or by fax at (858) 523-2809.

Thank you for your assistance in this matter.

Sincerely,

Orange 21 Inc.

/s/ Mark Simo	/s/ Jerry Collazo
Mark Simo, Chief Executive Officer	Jerry Collazo, Chief Financial Officer